

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 10, 2016

Via E-mail
Jeffrey S. Edison
Chairman of the Board and Chief Executive Officer
Phillips Edison Grocery Center REIT I, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

   Re: Phillips Edison Grocery Center REIT I, Inc.
     Form 10-K
     Filed March 9, 2015
     File No. 000-54691

Dear Mr. Edison:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jennifer Gowetski

         Jennifer Gowetski
         Special Counsel
         Office of Real Estate and
         Commodities